Exhibit 99.1

Alarum Technologies Announces Third Quarter 2024 Results

Achieves quarterly revenues of $7.2 million at top-end of guidance, record net profit of $4.2 million and Adjusted EBITDA outperformed guidance at $1.4 million; strong cash generation and $24.0 million in cash and equivalents at quarter end

NetNut1 revenues in first nine months of 2024 grew 63% year-over-year and surpassed full year 2023 revenues

TEL AVIV, Israel, Nov. 25, 2024 (GLOBE NEWSWIRE) -- Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) (“Alarum” or the “Company”), a global provider of internet access and web data collection solutions, today announced financial results for the third quarter ended September 30, 2024.

“In the third quarter of 2024, we continued to bear the fruits of our strategic shift to focusing on NetNut, our data collection business unit. Our profitable business model, with strong cash generation and a solid balance sheet, supports our long-term value creation strategy,” said Mr. Shachar Daniel, Chief Executive Officer of Alarum.

“Consistent with our strategy and long-term vision, we significantly advanced our main growth engines. We increased our footprint in the IP Proxy Network (“IPPN”) segment and further penetrated the Data Collection and Labelling market. Notably, we recently reached a major milestone with our Website Unblocker product, a key enabler for our entry into the multi-billion-dollar Data Collection and Labeling Market. A Fortune 200 company that began using our IPPN product in the third quarter expanded its subscription by adopting our unique Website Unblocker, in less than three months, following an extensive larger-scale evaluation.

By focusing on building the most comprehensive data collection and insights offering, we are well-positioned to address evolving market needs and drive long-term value for our stakeholders,” Mr. Daniel concluded.

Recent Business Highlights

-	IP Proxy Network: The Company has significantly enhanced its infrastructure, coverage, and endpoints. Additionally, the launch of a new dashboard, which significantly improves customer experience, is receiving excellent feedback from existing and potential customers

-	Data Collection and Labeling: The Company achieved an important milestone in executing its strategy, with a cross-sell IPPN and Website Unblocker win. A growing pipeline of opportunities has emerged for the Website Unblocker, which has been tested and rated by industry experts as the best on the market

-	Net Retention Rate (“NRR”)[2] reached 1.42 as of September 30, 2024

[1]	NetNut Ltd. (“NetNut”)

[2]	See definition under “Other Metrics”.

Summary of Financial Results[3]
(in millions of U.S. dollars, rounded, except per share amounts and margins)

	For the Nine Months Ended September 30,		For the Three Months Ended September 30,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Total Revenue	24.5	19.4	7.2	6.7
of which, NetNut Revenue was	23.7	14.5	7.0	6.1
Gross profit	18.6	13.5	5.2	5.2
Gross margin (in percentage)	75.9%	69.4%	71.8%	77.1%
Non-IFRS gross margin (in percentage)	77.7%	73.2%	73.6%	79.4%
Total operating expenses	12.2	20.7	4.1	3.7
Finance income (expense), net	0.1	(0.5)	3.5	(0.7)
Tax benefit (expense)	(1.1)	0.5	(0.3)	0.3
Net profit (loss) from continuing operations	5.3	(7.3)	4.2	1.1
Adjusted EBITDA from continuing operations	7.9	3.0	1.4	1.9
Basic earnings (loss) per ADS from continuing operations (in U.S. dollars)	$0.80	$(2.05)	$0.60	$0.28
Non-IFRS basic earnings per ADS from continuing operations (in U.S. dollars)	$1.05	$0.69	$0.20	$0.25

Cash, cash equivalents[4]	24.0	7.7	24.0	7.7
Shareholders’ equity[4]	25.0	10.9	25.0	10.9

Third Quarter and First Nine Months 2024 Financial Analysis

●	Q3 2024 revenues grew 7% year-over-year to $7.2 million (Q3 2023: $6.7 million). The increase is attributed to the enterprise internet access business, NetNut, which grew to $7.0 million in Q3 2024, up from $6.1 million in Q3 2023. Revenues for the first nine months of 2024 grew 26.0%, increasing to a Company record $24.5 million (first nine months of 2023: $19.4 million). NetNut’s revenues reached a record $23.7 million in the first nine months of 2024, achieving 63% year-over-year growth (first nine months of 2023: $14.5 million).

●	Cost of revenues in Q3 2024 totaled $2.0 million (Q3 2023: $1.5 million). The year-over-year change is mainly due to the investments in NetNut’s IP network. In the first nine months of 2024, cost of revenues totaled $5.9 million, the same as in the same period in 2023. During this period, NetNut’s IP network costs increased, offset by the decrease in the Company’s consumer Internet access (CyberKick) cost of revenues, in line with the Company’s strategic decision in July 2023 to focus on its enterprise internet access business and scale down its consumer internet access business operations.

●	Operating expenses in Q3 2024 totaled $4.1 million (Q3 2023: $3.7 million). The quarterly change was driven mainly by the increase in NetNut’s operations, mainly research and development salary costs. First nine months 2024 operating expenses totaled $12.2 million (first nine months of 2023: $20.7 million). The nine-month year-over-year lower expenses resulted mainly from last year’s impairment costs of goodwill and intangible assets and the strategic decision to scale down the Company’s consumer internet access business operations, partially offset by the increase in NetNut’s operation expenses.

●	Finance income, net, in Q3 2024 was $3.5 million (Q3 2023: finance expense of $0.7 million). The increase is mainly due to a decrease in the fair value of derivative financial instruments (warrants issued in 2019 and 2020), the decrease in the Company’s share price during the third quarter, an increase in interest income from cash deposits as well as a decrease in finance expenses related to short- and long-term loans. Finance income, net, for the first nine months of 2024 was $0.1 million (first nine months of 2023: finance expense of $0.5 million). This switch to finance income, net, from an expense, net, was mainly due to the increase in interest income from cash deposits as well as lower finance expenses related to short- and long-term loans.

[3]	The table below contains certain non-IFRS financial measures. See “Use of Non-IFRS Financial Results” for additional information regarding these measures and reconciliations to the most comparable IFRS measures.

[4]	As of the last day of the period.

●	First nine months 2024 cash flow from operating activities rose to approximately $8.1 million (first nine months of 2023: approximately $1.4 million).

●	As of September 30, 2024, shareholders’ equity totaled $25.0 million, significantly higher than the $10.9 million as of September 30, 2023, and $13.2 million as of December 31, 2023. The increase was driven by the higher first nine months of 2024 net profit as well as warrants and options exercises.

●	Outstanding ordinary share count as of September 30, 2024, was about 68.7 million, or 6.9 million in ADSs.

Financial Outlook

“Total third quarter 2024 revenues hit the high-end of our guidance, as revenues came in at $7.2 million, of which $7.0 million were attributed to NetNut. We exceeded our third quarter 2024 Adjusted EBITDA guidance, recording an Adjusted EBITDA of $1.4 million, and demonstrated once again continued success in cashflow generation, testament to our profitable business model,” said Mr. Shai Avnit, Chief Financial Officer of Alarum.

“Alarum’s fourth quarter 2024 revenues are estimated at $7.5 million ±3% and Adjusted EBITDA for the fourth quarter 2024 is expected to range from $1.3 million to $1.7 million.”

“Our strong cash generation and cash balance position us to invest in opportunities that will drive Alarum’s long-term success, allowing us to focus on expanding our business and laying the groundwork for sustained growth”.

We are unable to present a reconciliation of our estimated Adjusted EBITDA to net profit (loss) from continuing operations as we are unable to predict with reasonable certainty, and without unreasonable effort, the impact and timing of certain expenses on our net profit (loss) from continuing operations. The financial impact of these expenses is uncertain and is dependent on various factors, including timing, and could be material to our Condensed Consolidated Statements of Income.

Third Quarter 2024 Financial Results Conference Call

Mr. Shachar Daniel, Chief Executive Officer of Alarum, and Mr. Shai Avnit, Chief Financial Officer of Alarum, will host a conference call today, November 25, 2024, at 8:30 a.m. ET, 5:30 a.m. Pacific time to discuss the third quarter of 2024 results and the fourth quarter 2024 outlook, followed by a Q&A session. To attend, please dial one of the following numbers, at least five minutes before the call starts: 1-877-407-0789 or 1-201-689-8562. If you are unable to connect using the toll-free number, please try the international dial-in number. An Israeli toll-free number is: 1 809 406 247. Participants will be required to state their name and company upon dialing in.

Replay: The conference call will be broadcast live and available for replay here, after 11:30 a.m. ET on November 25, 2024, through December 25, 2024. Toll-free replay numbers: 1-844-512-2921 or 1-412-317-6671, ID: 13750053.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Alarum is using forward-looking statements in this press release when it discusses its profitable business model, expected sustained growth and long-term value creation, its pipeline and opportunities, its strategy, vision and ability to achieve long-term success, and its guidance regarding revenue and Adjusted EBITDA for the fourth quarter and full year 2024. Because such statements deal with future events and are based on Alarum’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alarum could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alarum’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Alarum undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Alarum is not responsible for the contents of third-party websites.

Condensed Consolidated Statements of Financial Position
(in thousands of U.S. dollars)

	September 30,		December 31,
	2024	2023	2023
	(Unaudited)		(Audited)
Assets
Current assets:
Cash and cash equivalents	24,011	7,741	10,872
Trade receivables, net	2,474	1,862	1,994
Other receivables	498	434	399
	26,983	10,037	13,265

Non-current assets:
Long-term deposits	103	99	104
Other non-current assets	85	170	145
Property and equipment, net	129	80	88
Right-of-use assets	568	841	779
Deferred tax assets	339	202	181
Goodwill	4,118	4,118	4,118
Intangible assets, net	946	1,547	1,386
Total non-current assets	6,288	7,057	6,801
Total assets	33,271	17,094	20,066

Liabilities and equity
Current liabilities:
Trade payables	439	498	369
Other payables	3,714	1,978	2,439
Current maturities of long-term loan	855	469	290
Contract liabilities	2,293	1,545	1,983
Derivative financial instruments	224	2	109
Short-term lease liabilities	358	351	370
Total current liabilities	7,883	4,843	5,560

Non-current liabilities:
Long-term loans	82	733	802
Long-term lease liabilities	332	573	523
Total non-current liabilities	414	1,306	1,325
Total liabilities	8,297	6,149	6,885

Equity:
Ordinary shares	-	-	-
Share premium	111,607	99,875	100,576
Other equity reserves	10,362	15,075	14,938
Accumulated deficit	(96,995)	(104,005)	(102,333)
Total equity	24,974	10,945	13,181
Total liabilities and equity	33,271	17,094	20,066

Condensed Consolidated Statements of Profit or Loss
(in thousands of U.S. dollars, except per share amounts)

	For the Nine Months Ended September 30,		For the Three Months Ended September 30,		For the Year Ended December 31,
	2024	2023	2024	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Continuing operations
Revenue	24,454	19,414	7,194	6,750	26,521
Cost of revenue	5,883	5,933	2,029	1,543	7,711
Gross profit	18,571	13,481	5,165	5,207	18,810

Operating expenses:
Research and development	3,285	2,762	1,142	814	3,557
Sales and marketing	5,045	8,456	1,673	1,984	10,035
General and administrative	3,912	3,199	1,286	913	4,406
Impairment of goodwill	-	6,311	-	-	6,311
Total operating expenses	12,242	20,728	4,101	3,711	24,309

Operating profit (loss)	6,329	(7,247)	1,064	1,496	(5,499)

Finance income (expense), net	118	(536)	3,463	(652)	(590)
Profit (loss) from continuing operations before income tax	6,447	(7,783)	4,527	844	(6,089)
Tax benefit (expense)	(1,109)	504	(278)	266	482
Profit (loss) from continuing operations, net of income tax	5,338	(7,279)	4,249	1,110	(5,607)
Profit from discontinued operations, net of income tax	-	82	-	82	82
Net profit (loss) for the period	5,338	(7,197)	4,249	1,192	(5,525)

Basic profit (loss) per share:
Continuing operations	$0.08	(0.20)	0.06	0.03	$(0.14)

Discontinued operations	-	*	-	*	*
	$0.08	(0.20)	0.06	0.03	$(0.14)
Diluted profit (loss) per share:
Continuing operations	$0.07	(0.20)	0.06	0.03	$(0.14)

Discontinued operations	-	*	-	*	*
	$0.07	(0.20)	0.06	0.03	$(0.14)

Basic profit (loss) per ADS:

Continuing operations	$0.80	(2.05)	0.60	0.28	$(1.35)

Discontinued operations	-	0.02	-	0.02	*
	$0.80	(2.03)	0.60	0.30	$(1.35)

*	Less than $0.01

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of EBITDA (EBITDA loss), Adjusted EBITDA (Adjusted EBITDA loss), non-IFRS net profit (loss), non-IFRS gross profit, non-IFRS gross margin and non-IFRS basic earnings (loss) per share or ADS for the periods presented. The Company defines EBITDA (EBITDA loss) as net profit (loss) from continuing operations before depreciation, amortization and impairment of intangible assets, finance income (expense) and income tax; defines Adjusted EBITDA (Adjusted EBITDA loss) as EBITDA (EBITDA loss) as further adjusted to remove the impact of (i) impairment of goodwill (if any); and (ii) share-based compensation; defines non-IFRS net profit (loss) as net profit (loss) from continuing operations before depreciation, amortization and impairment of intangible assets, impairment of goodwill, finance income (expense) effects primarily related to derivative financial instruments as well as long-term loan, deferred tax effects and share-based compensation; defines non-IFRS gross profit as gross profit from continuing operations adjusted to remove the impact of depreciation, amortization and impairment of intangible assets and share-based compensation recorded under cost of revenues; defines non-IFRS gross margin as the percentage of the non-IFRS gross profit out of revenues; and defines non-IFRS basic earnings (loss) per share or ADS as non-IFRS net profit (loss) divided by the weighted average number of ordinary shares or ADSs. The Company’s management believes the non-IFRS financial information provided in this press release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

Other Metrics

Net retention rate (NRR) represents the average growth rates for the preceding four quarters compared to the equivalent period a year earlier, of current customers only, without the revenues generated from new customers, but including up-sales and cross-sales on one hand and churn on the other hand. NRR greater than 1.00 indicates that the Company experiences revenue growth from its existing customer base in the specific period even after accounting for lost revenue due to customers’ churn. Conversely, an NRR lower than 1.00 suggests that the Company loses revenue from existing customers in the specific period due to churn which is higher than revenue gain through up-sells or cross-sells.

Non-IFRS Financial Measures
(in millions of U.S. dollars, rounded)

The following tables present the reconciled effect of the above on the Company’s Adjusted EBITDA (EBITDA loss); non-IFRS net profit (loss); and non-IFRS gross profit for the nine and three months ended September 30, 2024 and 2023, and for the year ended December 31, 2023:

	For the Nine Months Ended September 30,		For the Three Months Ended September 30,		For the Year Ended December 31,
	2024	2023	2024	2023	2023

Net profit (loss) from continuing operations	5.3	(7.3)	4.2	1.1	(5.6)
Adjustments:
Depreciation, amortization and impairment of intangible assets	0.5	3.4	0.2	0.4	3.5
Finance expense (income), net	(0.1)	0.5	(3.5)	0.7	0.6
Tax expense (benefit)	1.1	(0.5)	0.3	(0.3)	(0.5)
EBITDA (EBITDA loss)	6.8	(3.9)	1.2	1.9	(2.0)
Adjustments:
Impairment of goodwill	-	6.3	-	-	6.3
Share-based compensation	1.1	0.6	0.2	*	0.9
Adjusted EBITDA for the period	7.9	3.0	1.4	1.9	5.2

*	Less than $0.1 million

	For the Nine Months Ended September 30,		For the Three Months Ended September 30,		For the Year Ended December 31,
	2024	2023	2024	2023	2023
Net profit (loss) from continuing operations	5.3	(7.3)	4.2	1.1	(5.6)
Adjustments:
Depreciation, amortization and impairment of intangible assets	0.5	3.4	0.2	0.4	3.5
Finance expense (income), net effects	0.2	*	(3.2)	(0.1)	0.1
Deferred tax effects	(0.1)	(0.5)	*	(0.3)	(0.5)
Impairment of goodwill	-	6.3	-	-	6.3
Share-based compensation	1.1	0.6	0.2	*	0.9
Non-IFRS net profit for the period	7.0	2.5	1.4	1.1	4.7

*	Less than $0.1 million

	For the Nine Months Ended September 30,		For the Three Months Ended September 30,		For the Year Ended December 31,
	2024	2023	2024	2023	2023
Gross profit from continuing operations	18.6	13.5	5.2	5.2	18.8
Adjustments:
Depreciation, amortization and impairment of intangible assets	0.4	0.7	0.1	0.2	0.9
Share-based compensation	*	*	*	*	*
Non-IFRS gross profit for the period	19.0	14.2	5.3	5.4	19.7

*	Less than $0.1 million

About Alarum Technologies Ltd.

Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) is a global provider of internet access and web data collection solutions. The solutions by NetNut, our enterprise internet access and web data collection arm, are based on our world’s fastest and most advanced and secured hybrid proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web. Our network comprises both exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee privacy, quality, stability, and the speed of the service.

For more information about Alarum and its internet access and web data collection solutions, please visit www.alarum.io.

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